January 24, 2025

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW – Request for Withdrawal
Innovator ETFs Trust
Post-Effective Amendment No. 1355
(Registration Statement File Nos. 333-146827, 811-22135)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Innovator 2x Bitcoin Monthly ETF (the “Fund”), Innovator ETFs Trust (the “Trust”) submits this application for withdrawal of Post-Effective Amendment No. 1355, originally filed with the Securities and Exchange Commission on November 22, 2024 (Accession No. 0001213900-24-101501).

The Trust no longer intends to seek effectiveness of the Fund and no securities of the Fund were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

Innovator ETFs Trust

By:	/s/ H. Bruce Bond
Bruce Bond
President